CUSIP No. 600 37B 106	Page 1 of 13 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20552

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

MILLENNIUM BANKSHARES CORPORATION
(Name of Issuer)

Common Stock, par value $5.00 per share
(Title of Class of Securities)

600 37B 106
(CUSIP Number)

Phillip M. Goldberg
Foley & Lardner LLP
321 North Clark Street, Suite 2800
Chicago, Illinois 60610
(312) 832-4549
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600 37B 106	Page 2 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hot Creek Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 545,200
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 545,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.20%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 600 37B 106	Page 3 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hot Creek Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 545,200
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 545,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.20%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 600 37B 106	Page 4 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David M. W. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 545,200
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 545,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.20%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 600 37B 106	Page 5 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Paulini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 19,458
BENEFICIALLY OWNED	8	SHARED VOTING POWER 4,716
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 19,458
PERSON WITH:	10	SHARED DISPOSITIVE POWER 4,716

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,174
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 600 37B 106	Page 6 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles Dean
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 600 37B 106	Page 7 of 13 Pages

Item 1.      Security and Issuer

        The class of equity securities to which this Statement relates is the Common Stock, par value $5.00 per share, (“Stock”) of Millennium Bankshares Corporation, a Virginia corporation (the “Company”). The principal executive offices of the Company are located at 1601 Washington Plaza, Reston, Virginia 20190.

Item 2.      Identity and Background

        (a)        This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Hot Creek Capital L.L.C. (the “General Partner”), (ii) Hot Creek Investors, L.P. (“Investors”), (iii) David M. W. Harvey, the managing member of the General Partner, (iv) Joseph Paulini and (v) Charles Dean ((i), (ii), (iii), (iv) and (v) being collectively, the “Filing Persons”). The Stock which is the subject of this Schedule 13D is held by Investors, Mr. Paulini and Mr. Dean. Of the 24,174 shares of Stock held by Mr. Paulini, 19,458 are held in Mr. Paulini’s IRA account and 4,716 are held jointly with his wife. The 1,000 shares of Stock held by Mr. Dean are held jointly with his mother. The other Filing Persons are joining in this Schedule 13D because they exercise voting and investment power over the Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of February 27, 2005, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

        (b)        The residence or business address of each of the Filing Persons other than Mr. Paulini and Mr. Dean is:

6900 South McCarran Boulevard, Suite 3040 Reno, Nevada 89509

        The residence or business address of Mr. Paulini is:

8203 Westwood Mews Court Vienna, Virginia 22182

        The residence or business address of Mr. Dean is:

37376 US Hwy 19 North Palm Harbor, Florida 34684

        (c)        Investors is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a Nevada limited liability company, is the general partner of Investors. The General Partner is charged with management of the day-to-day affairs of Investors and other related investment partnerships. The managing member of the General Partner is David M. W. Harvey and that is Mr. Harvey’s principal occupation. Each of the Filing Persons other than Mr. Paulini and Mr. Dean conducts their business from 6900 South McCarran Boulevard, Suite 3040, Reno, Nevada, 89509. Mr. Paulini is the president of Express Greeting Cards, LLC, a greeting card company and that is his principal occupation. The address of Express Greeting Cards, LLC is 8321 Old Courthouse Road, Vienna, Virginia 22182. Mr. Dean’s principal occupation is investment, as an individual or together with relatives, in banking institutions.

CUSIP No. 600 37B 106	Page 8 of 13 Pages

        (d) and (e)        During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

        (f)        Investors and the General Partner are organized under the laws of the state of Nevada. Mr. Harvey, Mr. Paulini and Mr. Dean are citizens of the U.S.A.

Item 3.      Source and Amount of Funds or Other Consideration

        In aggregate the Filing Persons own 570,374 shares of Stock acquired at a cost of $4,084,858.

        The amount of funds expended by Investors to acquire the 545,200 shares of Stock held in its name is $3,957,486. No borrowed funds were used to purchase such Stock. The source of the funds used by Investors to purchase such Stock was working capital.

        The amount of funds expended by Mr. Paulini to acquire the 24,174 shares of Stock held in his name is $120,870. No borrowed funds were used to purchase such Stock. The source of the funds used by Mr. Paulini to purchase such Stock was personal funds.

        The amount of funds expended by Mr. Dean to acquire the 1,000 shares of Stock held in his name is $6502. No borrowed funds were used to purchase such Stock. The source of the funds used by Mr. Dean to purchase such Stock was personal funds.

        All or part of the shares of Stock owned by the Filing Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Filing Persons. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no Filing Person has margin or other loans outstanding secured by Stock.

Item 4.      Purpose of Transaction

        The purpose of the acquisition of the shares of Stock by the Filing Persons is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

CUSIP No. 600 37B 106	Page 9 of 13 Pages

        The Filing Persons believe the Company’s Stock is undervalued relative to its underlying franchise value due in part to (1) a history of below average returns on equity, and (2) the failure to materially increase tangible book value per share over the last four years.

        Based upon recent merger multiples and our understanding of the market area and the Company, it is the Filing Persons’ opinion that the Company could garner a takeover premium that would be attractive to shareholders and, in terms of the relative risks involved, exceeds any value the Company might realistically produce by remaining independent.

        Therefore, at this time, the Filing Persons believe that the optimal way to maximize the value of the Company’s franchise, and dramatically increase shareholder value, is for the Board of Directors of the Company to (i) aggressively manage capital through the repurchase of shares of Stock, (ii) reduce operating expenses through a reduction of infrastructure and personnel and (iii) pursue a sale of the Company to a larger financial services organization.

        In a letter dated February 27, 2006, a copy of which is attached as Exhibit B hereto, Mr. Harvey, on behalf of himself and the other Filing Persons, nominated four persons for election to the Board of Directors of the Company in connection with the 2006 Annual Meeting.

        The Filing Persons do not presently intend to make further purchases or sales of shares of Stock, but may at any time purchase shares or dispose of any or all the shares of Stock held by them. To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Filing Persons have such a purpose. Except as noted in this Schedule 13D, no Filing Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.      Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 8,798,779 reported as the number of outstanding shares as of November 7, 2005 on the Company’s Form 10-Q for the period ended September 10, 2005.

        The Filing Persons’ transactions in the Stock within the past 60 days are as follows:

(A)	Investors

(a)-(b)	See cover page.

(c)	Investors has made no purchases or sales of Stock in the past 60 days:

(d)	Because he is the Managing Member of General Partner, the general partner of Investors, Mr. Harvey has the power to direct the affairs of Investors, including the voting and disposition of shares of Stock held in the name of Investors. Therefore, Mr. Harvey is deemed to share voting and disposition power with Investors with regard to those shares of Common Stock.

CUSIP No. 600 37B 106	Page 10 of 13 Pages
(B)	General Partner

(a)-(b)	See cover page.

(c)	General Partner has made no purchases or sales of Stock directly.

(d)	General Partner is the general partner of Investors. Because he is the Managing Member of General Partner, Mr. Harvey has the power to direct the affairs of General Partner. Therefore, General Partner may be deemed to share with Mr. Harvey voting and disposition power with regard to the shares of Stock held by Investors.

(C)	Mr. David M. W. Harvey

(a)-(b)	See cover page.

(c)	Mr. Harvey made no purchases or sales of Stock directly.

(D)	Mr. Joseph Paulini

(a)-(b)	See cover page.

(c)	Mr. Paulini has made no purchases or sales of Stock in the past 60 days.

(d)	Of the 24,174 shares of Stock held by Mr. Paulini, 4,716 are held jointly with his wife with whom Mr. Paulini shares voting and investment power.

(E)	Mr. Charles Dean

(a)-(b)	See cover page.

(c)	Mr. Dean has made no purchases or sales of Stock in the past 60 days.

(d)	The 1,000 shares of Stock held by Mr. Dean are held jointly with his mother with whom Mr. Dean shares voting and investment power.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        Except with respect to the Joint Filing Agreement filed as Exhibit A to this filing, neither of Investors, the General Partner, Mr. Harvey, Mr. Paulini or Mr. Dean has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Company, including but not limited to transfer or voting of any of the Stock that is the subject of this Schedule 13D, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 600 37B 106	Page 11 of 13 Pages

Item 7.      Material to be Filed as Exhibits

Exhibit Description
A	Joint Filing Agreement.
B	Letter from David M.W. Harvey to Company dated February 27, 2006.

CUSIP No. 600 37B 106	Page 12 of 13 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2006

HOT CREEK CAPITAL, L.LC.
By: /s/ David M.W. Harvey
Managing Member
HOT CREEK INVESTORS, L.P.
By: HOT CREEK CAPITAL, L.L.C.
General Partner
By: /s/ David M.W. Harvey
Managing Member
/s/ David M.W. Harvey
David M.W. Harvey
/s/ Joseph Paulini
Joseph Paulini
/s/ Charles Dean
Charles Dean

CUSIP No. 600 37B 106	Page 12 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:  February 27, 2006

HOT CREEK CAPITAL, L.LC.
By: /s/ David M.W. Harvey
Managing Member
HOT CREEK INVESTORS, L.P.
By: HOT CREEK CAPITAL, L.L.C.
General Partner
By: /s/ David M.W. Harvey
Managing Member
/s/ David M.W. Harvey
David M.W. Harvey
/s/ Joseph Paulini
Joseph Paulini
/s/ Charles Dean
Charles Dean

February 27, 2006

CERTIFIED MAIL RETURN RECEIPT
REQUESTED AND OVERNIGHT DELIVERY

Mr. Carroll C. Markley
President and Chief Executive Officer
Millennium Bankshares Corporation
1601 Washington Plaza
Reston, Virginia 20190

Re:	Notification of Nomination of Four Directors

Dear Mr. Markley:

        This letter constitutes notification by me, David M.W. Harvey, in my capacity as the managing member of Hot Creek Capital, L.L.C., the sole general partner of Hot Creek Investors, L.P. (“Investors”) to nominate on behalf of Investors four persons for election as directors of Millennium Bankshares Corporation (the “Company”) at the 2006 Annual Meeting of Shareholders of the Company. This notification is being provided to you pursuant to Section 1 of Article II of the Company’s Bylaws. Investors is the owner of 545,200 shares of the Company’s common stock, par value $5.00 per share (the “Common Stock”). By the fact of the submission of this notification of nomination, it is my understanding the Company is now obligated under the federal securities laws to obtain pre-approval by the United States Securities and Exchange Commission of its proxy materials.

        I, on behalf of Investors, hereby notify the Company pursuant to Section 1 of Article II of the Company’s Bylaws that I, on behalf of Investors, nominate myself, Mr. David Harvey, Mr. Randall Kinoshita, Mr. Joseph Paulini and Mr. Charles Dean for election to the Board of Directors of the Company at the 2006

Annual Meeting of Shareholders of the Company. Enclosed is the written consent of each proposed nominee to be named on my proxy statement and to serve as a director of the Company if elected.

        Set forth below is certain information, including that required by Section 1 of Article II of the Company’s Bylaws. The information set forth below responds fully to all of the requirements of Section 1 of such Article II.

(i)	As to each proposed nominee:

A.	Name and Address

Name	Address
David M.W. Harvey	6900 S. McCarran Boulevard, Suite 3040
x	Reno, Nevada 89509
Randall Kinoshita	6628 Ashton Circle
Parks, Nevada 89346
Joseph Paulini	8203 Westwood Mews Court
Vienna, Virginia 22182
Charles Dean	37376 US Hwy 19 North
Palm Harbor, Florida 34684
B.	Principal Occupation or Employment

David M.W. Harvey: Investment Management

Randall Kinoshita: Investment Management

Joseph Paulini President of Express Greeting Cards, LLC

Charles Dean Bank Investor

C.	Number of Shares to be Voted for each Proposed Nominee

        To my knowledge, the total number of shares of the Common Stock to be voted for each of the proposed nominees is 570,374. Of such 570,374, a total of 545,200 are owned by Investors, 24,174 are owned by Mr. Paulini, and 1,000 are owned by Mr. Dean.

(ii)	As to the Nominating Shareholder:

A.	Name and Record Address

Hot Creek Investors, L.P. 6900 S. McCarran Boulevard, Suite 3040 Reno, Nevada 89509

B.	Number of Shares Owned

Investors owns 545,200 shares of Common Stock.

Very truly yours, __________________________ David M.W. Harvey

CONSENT OF PROPOSED NOMINEE

        I, David M.W. Harvey, hereby consent to be named in the proxy statement of Hot Creek Investors, L.P. to be used in connection with its solicitation of proxies from the shareholders of Millennium Bankshares Corporation for use in voting at the 2006 Annual Meeting of Shareholders of Millennium Bankshares Corporation and I hereby consent and agree to serve a director of Millennium Bankshares Corporation if elected at such Annual Meeting.

_________________________ David M.W. Harvey

Dated: February 28, 2006

CONSENT OF PROPOSED NOMINEE

        I, Randall Kinoshita, hereby consent to be named in the proxy statement of Hot Creek Investors, L.P. to be used in connection with its solicitation of proxies from the shareholders of Millennium Bankshares Corporation for use in voting at the 2006 Annual Meeting of Shareholders of Millennium Bankshares Corporation and I hereby consent and agree to serve a director of Millennium Bankshares Corporation if elected at such Annual Meeting.

_________________________ Randall Kinoshita

Dated: February 28, 2006

CONSENT OF PROPOSED NOMINEE

        I, Joseph Paulini, hereby consent to be named in the proxy statement of Hot Creek Investors, L.P. to be used in connection with its solicitation of proxies from the shareholders of Millennium Bankshares Corporation for use in voting at the 2006 Annual Meeting of Shareholders of Millennium Bankshares Corporation and I hereby consent and agree to serve a director of Millennium Bankshares Corporation if elected at such Annual Meeting.

_________________________ Joseph Paulini

Dated: February 28, 2006

CONSENT OF PROPOSED NOMINEE

        I, Charles Dean, hereby consent to be named in the proxy statement of Hot Creek Investors, L.P. to be used in connection with its solicitation of proxies from the shareholders of Millennium Bankshares Corporation for use in voting at the 2006 Annual Meeting of Shareholders of Millennium Bankshares Corporation and I hereby consent and agree to serve a director of Millennium Bankshares Corporation if elected at such Annual Meeting.

_________________________ Charles Dean

Dated: February 28, 2006